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November 10, 2005

<u>Royal Dutch Petroleum Company ("Royal Dutch")
Schedule 13E-3 ("Schedule 13E-3) filed by Royal Dutch Shell plc
("Royal Dutch Shell") and Shell Petroleum N.V. ("SPNV")
Filed November 3, 2005 (file no. 5-80496)</u>

Dear Ms. Carmody:

On behalf of Royal Dutch Shell and SPNV, I am responding to your letter dated November 9, 2005. The comments of the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "SEC") set out in that letter and our response thereto are set forth below.

Capitalized terms used but not defined herein have the meanings given to such terms in the disclosure document (the "Disclosure Document") attached as an exhibit to the Schedule 13E-3.

<u>Responses to Comments</u>

<u>Schedule 13E-3</u>

Comment 1. *It appears that the registrant, Royal Dutch Petroleum Company, is engaged in the transaction and, accordingly, should be a filing person on the Schedule 13e-3 and otherwise comply with the requirements of Rule 13e-3 and Schedule 13E-3. Please revise to clarify that Royal Dutch is a filing person. In this regard, while the company has not signed the schedule, it appears to have made the required fairness determination.*

Response: We understand that you are giving further consideration to this comment in light of our discussions.

Comment 2. *We note that the filing persons have checked the box on the cover of the Schedule 13E-3 to indicate the existence of a solicitation subject to Regulation 14A or 14C of the Exchange Act. Please revise.*

> **Response:** The check in the box referred to above has been removed, and the appropriate box "d. None of the above" has been checked, in the amended Schedule 13E-3.

Special Factors

Position on the Fairness of the Proposed Transaction, page 11

Comment 3. *As part of its fairness determination, each filing person must provide its own Item 1014 analysis which addresses the factors set forth in Instruction 2 to Item 1014 or adopt the analysis of another party as its own. See Release No. 34-17719 (April 13, 1981) at Question 20. To the extent that the board did not consider any one of the factors listed in the instruction to Item 1014 in conjunction with its fairness determination, discuss the reasons why it did not give any or much weight to these factors. To the extent that the board is relying on the analysis of ABN AMRO to satisfy its Item 1014 obligations, the board should adopt the analysis. It is unclear from the discussion whether the board addressed all the factors.*

> **Response:** We believe the factors listed in the instruction to Item 1014 are addressed in the Disclosure Document. A discussion of these factors, where applicable, is included in the discussion of the factors considered by the Board of Royal Dutch under the heading "Position of Royal Dutch on the fairness of the Proposed Transaction" beginning on page 11 of the Disclosure Document. Where these factors are not relevant or not applicable, the Board of Royal Dutch has disclosed why it considers that to be the case. In respect of each of the factors listed in Instruction 2 of the Instructions to Item 1014, we direct the Staff to the paragraphs of the Disclosure Document indicated below:
>
> - 2(i) Current Market Prices: See page 11, first bullet point and page 12, first bullet point.
>
> - 2(ii) Historical Market Prices: See page 11, first bullet point and page 12, first bullet point.
>
> - 2(iii) Net Book Value: See discussion of net asset value on page 14, last paragraph, carrying over to the top of page 15.
>
> - 2(iv) Going Concern Value: See discussion of enterprise value on page 11, first bullet point and the discussion of enterprise value, DCF and comparable company analyses in the carry-over paragraph at the top of the page 14.

- 2(v) Liquidation Value: See discussion of liquidation value on page 15, first paragraph.

- 2(vi) Prior acquisitions of Royal Dutch Shares by filing persons: See page 11, first bullet point.

- 2(vii) Reports, appraisals etc.: See page 13, third and fourth bullet points, and the discussion of the reports and appraisals received in connection with the Proposed Transaction under the heading "4. Certain Opinions and Reports" beginning on page 16.

- 2(viii) Firm offers during the last two years: Not applicable. See the second paragraph on page 10.

The Board of Royal Dutch has not expressly adopted the analyses of ABN AMRO as its own, although the opinions of ABN AMRO and the analyses underlying those opinions were considered by the Board in determining the fairness of the Proposed Transaction, as described in the Disclosure Document.

Comment 4. We note the reference to the absence of certain procedural safeguards on page 10 of the disclosure document. Please expand the fairness determination to address how the board, and other filing persons as applicable, determined the fairness of the transaction in the absence of the procedural safeguards identified in Item 1014 of Regulation M-A.

Response: We believe that factors relating to the procedural fairness of the Proposed Transaction are properly addressed in the Disclosure Document. We direct the Staff to the following paragraphs of the Disclosure Document:

- Item 1014(c) Approval of unaffiliated security holders: See page 13, seventh bullet point. In addition, although the approval of a majority of unaffiliated security holders is not required for the Proposed Transaction as a matter of Dutch law, the Board of Royal Dutch was advised by De Brauw as to its obligations (procedural and otherwise) under Dutch law in determining the fairness of the Proposed Transaction (see page 7, last paragraph). The Board considered this advice and, in particular, their attention was drawn to their duties to unaffiliated security holders under Dutch law (see page 9, third paragraph).

- Item 1014(d) Unaffiliated representative: See page 10, third paragraph and page 13, third, fourth and seventh bullet points. We note that ABN AMRO was engaged by the Board of Royal Dutch to provide an opinion as to the fairness of the Exchange Ratio and the Merger Consideration pursuant thereto as noted on page 13, third bullet point.

- Item 1014(e) Approval of independent directors: See page 10, first paragraph.

Opinions of ABN AMRO, page 16

Comment 5. While we note the statement on page 18 that the company provided no financial forecasts to ABN AMRO for purposes of its analyses, please supplementally advise us as to the nature of the documents and information provided by management as noted in the fourth and fifth bullets on page 17 and of the discussions with Royal Dutch Shell, Royal Dutch and Shell Transport as noted in the third paragraph on page 20.

Response: The documents and information referred to in the fourth and fifth bullets on page 17 include the pricing methodology approved by the Boards of Royal Dutch, Royal Dutch Shell and SPNV and drafts of the Disclosure Document and the merger documentation, including the merger proposal and explanation (filed as exhibits to the Schedule 13E-3) and management's description of the contribution in kind (to be filed as an exhibit to the Schedule 13E-3 when executed).

The discussions with management were to confirm the information in Appendix 1 of the presentation filed as exhibit (c)(C) regarding the analysis of the assets and liabilities within Royal Dutch, Shell Transport and Royal Dutch Shell and to confirm that the assumptions specified in ABN AMRO's opinions were reasonable and that no information had been withheld from ABN AMRO that could have influenced the purport of the opinions or the assumptions on which they were based.

Comment 6. We note from the disclosure on page 18 that a "key principle underlying ABN AMRO's approach and analyses was that the Exchange Ratio ... should be considered in the context of the Unification Transaction." Please expand to describe the basis for this principle and address ABN AMRO's role in the Unification Transaction. For example, did ABN AMRO provide an opinion with regard to the exchange ratio in the Unification Transaction? Further, expand the disclosure on page 29 to quantify the amount that ABN AMRO has received from the parties in connection with the Unification Transaction.

Response: The following additional disclosure will be added by amending the Disclosure Document (strike through text will be deleted and bold text will be added):

(1) The third to last paragraph on page 18 will be amended as follows:

"In order to consider the fairness, from a financial point of view, to the Minority Holders who will receive the Merger Consideration, of the Exchange Ratio and the Merger Consideration pursuant thereto, a key principle underlying ABN AMRO's approach and analyses was that the Exchange Ratio and the Merger Consideration pursuant thereto under the terms of the Merger should be considered in the context of the Unification Transaction, whereby approximately 98.5% of Royal Dutch shareholders received two Royal Dutch Shell Class A ordinary shares (or one ADR) for each Royal Dutch Share exchanged. **ABN AMRO considered this principle to be important based on the fact that the Merger was proposed shortly after the Unification Transaction, in which holders of approximately 98.5% of Royal Dutch Shares received two Royal Dutch Shell Class A ordinary shares (or one ADR) for each Royal Dutch Share exchanged, and that, accordingly, the Exchange Ratio and the Merger Consideration need to be considered in light of the exchange ratio in the Exchange Offer. Furthermore, as discussed below, ABN AMRO understood that a Dutch court would typically base the price to be paid to minority shareholders in a squeeze out transaction on the consideration paid in the transaction preceding the squeeze-out.**"

(2) The third paragraph on page 29 will be amended as follows:

"**ABN AMRO acted as financial advisor to Royal Dutch in connection with the Unification Transaction and delivered to the Managing and Supervisory Boards of Royal Dutch a written opinion (and a subsequent bring down opinion) with respect to the fairness, from a financial point of view, of the exchange ratio in the Exchange Offer. ABN AMRO received a fee of €2 million in connection with its role as Royal Dutch's financial advisor in the Unification Transaction and approximately €8 million in connection with its role as Dutch exchange agent and co-listing agent in the Unification Transaction.** In the past two years, the aggregate compensation received by ABN AMRO and its affiliates from Royal Dutch Shell, Royal Dutch, Shell Petroleum and Shell Transport and their affiliates was approximately €18 million (which includes the payment of €500,000 made upon delivery of ABN AMRO's opinions dated October 31, 2005)."

Comment 7. *To the extent possible, expand the discussion of the analyses to provide the underlying support and calculations in more detail.*

Response: We believe, and ABN AMRO's counsel has confirmed that they also believe, that the summary of ABN AMRO's analyses in the Disclosure Document contains all material information with respect to the analyses performed by ABN AMRO as presented in the ABN AMRO board presentations.

Reports of independent accountants, page 29

Comment 8. Expand to quantify the amounts paid to the accountants in connection with their services.

Response: The following additional disclosure regarding estimated fees paid for the accountants services has been added as a new third paragraph on page 30 of the Disclosure Document:

"Deloitte and E&Y will each receive approximately US$250,000 in connection with the certifications and reports referred to above."

Annexes A and B

Comment 9. Please revise the disclosure to clarify whether ABN AMRO has consented to the discussion of its analysis in the disclosure document. In this regard, we note from the letter that any discussion in the disclosure document must be in a form reasonably acceptable to ABN AMRO and its counsel.

Response: ABN AMRO has confirmed to Royal Dutch Shell and SPNV that the description of its opinions, and the analyses underlying those opinions, is in a form reasonably acceptable to ABN AMRO.

****

We confirm that Royal Dutch Shell and SPNV acknowledge that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions, please do not hesitate to call at the number referred to above.

Regards,

William P. Rogers, Jr.

William P. Rogers, Jr.

Pamela W. Carmody
    Special Counsel
        Office of Mergers and Acquisitions
            Division of Corporation Finance
                United States Securities and Exchange Commission
                Washington, DC 20549